Exhibit 99.34
Student Transportation Announces Fiscal 2011 Second Quarter Results
Six Months Results Consistent with Prior Year Margin
Highlights:
•	Revenue for the second quarter up 9.5 per cent from the same period last year

•	Net income improved to $3.1 million for the second quarter compared to net income of $1.3 million from the same period last year

•	EBITDAR* margin for six month period at 15.9 per cent, consistent with margin from the same period last year

•	Subsequent to quarter end, completed $140 million refinancing of bank credit agreement
Barrie, ON (February 14, 2011) — Student Transportation Inc. (“STI” or the “Company”) (TSX: STB) today reported financial results for the second quarter of fiscal year 2011, ended December 31, 2010. All financial results are reported in U.S dollars, except as otherwise noted.
“We are pleased with the operating results for the second quarter and first half of fiscal 2011,” said Denis J. Gallagher, Chairman and Chief Executive Officer. “Our revenue growth for the first six months of fiscal 2011 is on target with our internal expectations, despite a $1.0 million revenue deferral due to the timing of school calendar days, and continues the positive momentum achieved last year, which was our best performing year since our inception. We have withstood competitive pricing pressures, severe weather, increases in fuel prices, and provided our drivers wage increases to retain the best in the business. As a result, we were able to maintain our EBITDAR margin at a steady 15.9% for the first half of the current fiscal year which was the same as last year. Although the second quarter was challenging, these are areas that we have dealt with previously while maintaining consistent margins.”
Second quarter revenue increased to $81.3 million from $74.3 million and EBITDAR* improved to $19.9 million from $19.3 million for the comparable period last year. While net income for the second quarter of fiscal year 2011 increased to $3.1 million or $0.05 per common share compared to net income of $1.3 million or $0.02 per common share for the second quarter of fiscal 2010, the prior year second quarter included a $3.6 million non-cash loss on extinguishment of debt. The stronger Canadian dollar resulted in a $3.1 million reduction in unrealized gains on derivative contracts during the first six months of fiscal year 2011 compared to the same period last year.
“We closed the acquisition of Ridge Road and their related companies, in Lockport, New York in early January which is the second of the three previously announced acquisition letters of intent,” said Gallagher. “We are waiting on a final consent for the third deal which is due shortly.

The additional revenues and cash flows from these three acquisitions, along with the recovery of a majority of the $1.0 million revenue deferral mentioned earlier, should continue our positive momentum through the second half of fiscal 2011.”
As previously announced, on February 7, 2011, the Company closed a refinancing of its existing credit facility. The amended and restated credit facility has an initial commitment of $140 million available to fund working capital requirements and to fund acquisitions and investment requirements for new bid and conversion contracts. The facility also has an accordion feature that could provide for an additional $100 million in additional commitments when needed. The amended and restated credit facility has a five year term with a maturity date of February 4, 2016.
“Looking forward, we continue our efforts to increase conversion opportunities as school districts search for ways to save operating costs and fund necessary capital requirements,” Gallagher concluded. “We are continuing our internal process and necessary approvals for our dual listing on the NASDAQ Capital Markets in July of this year.”
Reconciliation of Net Income and EBITDAR

	Year over Year - Q2		Year over Year
	Three Months Ended		Six Months Ended
(Amounts in US$ 000’s)	12/31/2010	12/31/2009	12/31/2010	12/31/2009
Net income (loss)	$3,065	$1,312	$(2,763)	$(1,691)

Add back:
Provision for (recovery of) income taxes	2,212	695	(1,207)	(1,045)
Loss on extinguishment of debt	—	3,680	—	3,680
Other (income) expense, net	(17)	(147)	(169)	390
Unrealized (gain) loss on derivative contracts	(1,181)	(602)	(2,351)	(5,422)
Non-cash stock compensation	—	280	2,147	780
Interest expense	3,395	3,046	6,514	5,514
Amortization expense	737	702	1,634	1,373
Depreciation and depletion expense	9,171	8,736	12,600	11,988
Operating lease expense	2,541	1,608	3,387	2,144

EBITDAR	$19,923	$19,310	$19,792	$17,711

STI’s interim financial statements, notes to interim financial statements and management’s discussion and analysis are available at www.sedar.com or at the Company’s website at www.rideSTA.com.
Conference Call & Live Webcast
Management will host a conference call and live audio webcast to discuss Student Transportation’s results for the second quarter of fiscal year 2011 at 11 a.m. (ET) on February 15, 2011. The call may be accessed by dialling 1-800-779-1436 and provide passcode 7931348. To access the rebroadcast for up to 30 days, please visit www.rideSTA.com for the webcast or dial 1-800-879-5813 and enter passcode 256015#.
About Student Transportation
Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
* Non-GAAP Measures
EBITDAR is a non-GAAP financial measure, but management believes it is useful in measuring STA’s performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company’s performance or as a measure of its liquidity and cash flow. The Company’s method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company’s non-GAAP measures may not be comparable to similarly titled measures used by other issuers.
Forward-Looking Statements
Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STA’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.
These forward-looking statements reflect STI’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not, or the times at or by which, such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the inability of STI to control its operating expenses, its significant capital expenditures, its reliance on certain key personnel, the possibility that a greater number of its employees will join unions, its acquisition strategy, its inability to achieve our business objectives, significant competition in its industry, rising insurance costs, new governmental laws and regulations, its lack of insurance coverage for certain losses, environmental requirements, seasonality of its industry, its inability to maintain letters of credit and performance bonds and the termination of certain of its contracts for reasons beyond its control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this news release are based upon what STI believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and STI assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by applicable law.
INVESTOR CONTACTS:
Student Transportation Inc.
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: invest@rideSTA.com
Website: www.rideSTA.com